 Exhibit 21.1

SUBSIDIARY OF THE COMPANY

Republic First Bank (“Republic”), a wholly-owned subsidiary, commenced operations on November 3, 1988.  Republic is a commercial bank chartered pursuant to the laws of the Commonwealth of Pennsylvania.

Republic is primarily regulated by the FDIC.